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...NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sophia Capital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street, Suite 610
(No. and Street)

San Francisco, CA 94105
(City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
156
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Beaudan (415) 839-5239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines & Fischer LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue, 25th Fl, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9 3/13

OATH OR AFFIRMATION

I, Patrick Beaudan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sophia Capital Securities, L.P., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA S. O'ROURKE
NOTARY PUBLIC, State of New York
No. 010-4619600
Qualified in Queens County
Commission Expires Feb. 28, 20 10

P Beaudan
Signature

Principal of General Partner
Title

Linda S. O'Rourke
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOPHIA CAPITAL SECURITIES, L.P.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



INDEPENDENT AUDITOR'S REPORT

To the Partners of
Sophia Capital Securities, L.P.

We have audited the accompanying statement of financial condition of Sophia Capital Securities, L.P. as of December 31, 2006, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sophia Capital Securities, L.P., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Sophia Capital Securities, L.P. is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 13, 2007

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 89,043
Accounts receivable	34,883
Office equipment - at cost, net of accumulated depreciation of $519	7,855
Computer software - at cost, net of accumulated amortization of $141	1,990
Other assets	3,836
TOTAL ASSETS	$137,607

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 1,553
Partners' capital	136,054
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$137,607

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Operations
For the Year Ended December 31, 2006

Revenues:	
Commissions	$859,589
Interest income	5,968
	865,557
Expenses:	
General partner compensation	476,234
Other compensation and related benefits	10,985
Professional fees	3,716
Regulatory fees and expenses	1,938
Insurance	1,087
Rent	9,466
Other operating expenses	3,075
	506,501
Net income	$359,056

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

Balance at December 31, 2005	$ 298,828
Net income	359,056
Partnership distributions	(521,830)
Balance at December 31, 2006	$ 136,054

The accompanying notes are an integral part of these financial statements.

SOPHIA CAPITAL SECURITIES, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 359,056
Adjustments to reconcile net income with net cash provided by operating activities:	
Depreciation and amortization	660
Change in assets and liabilities:	
Decrease in accounts receivable	21,257
Increase in other assets	(3,836)
Increase in accounts payable and accrued expenses	293
Net Cash Provided by Operating Activities	377,430
Cash Flows from Investing Activities:	
Acquisition of office equipment	(8,374)
Acquisition of computer software	(2,131)
Net Cash Used by Investing Activities	(10,505)
Cash Flows from Financing Activities:	
Partnership distributions	(521,830)
Net Cash Used by Financing Activities	(521,830)
Net decrease in cash	(154,905)
Cash – January 1, 2006	243,948
Cash – December 31, 2006	$ 89,043
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Sophia Capital Securities, L.P. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the partners in accordance with their capital interest.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $87,490 which was $82,490 in excess of its required net capital. Its net capital ratio was .02 to 1.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2006

SOPHIA CAPITAL SECURITIES, L.P.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2006

Partners' capital per statement of financial condition	$136,054
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	136,054
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	34,883
Office equipment	7,855
Computer software	1,990
Other non-allowable assets	3,836
Net capital before haircuts on securities positions	87,490
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 87,490
Aggregate indebtedness	$ 1,553
Percentage of aggregate indebtedness to net capital	2%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 82,490
Excess net capital at 1000%	$ 87,335

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2006.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

To the Partners of
Sophia Capital Securities, L.P.

In planning and performing our audit of the financial statements and supplemental information of Sophia Capital Securities, L.P. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objective.

Our opinion recognizes that it is not practicable in a company the size of Sophia Capital Securities, L.P. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 13, 2007

END